UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 235th FISCAL BOARD MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 4th, 2024

1. DATE, TIME AND VENUE: On November 4th, 2024, at 10:00 a.m. (São Paulo local time), held remotely as provided for in Article 16, First Paragraph of the Internal Rules of the Fiscal Board of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The members of the Fiscal Board of the Company (“Fiscal Board”) were present, who subscribe these minutes, establishing, therefore, quorum. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, also attended the meeting as Secretary.

3. AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Fiscal Board unanimously decided as follows:

Proposal to Reduce the Company’s Capital Stock in the amount of R$2,000,000,000.00 (two billion reais). The proposal to reduce the Company's capital stock in the amount of R$2,000,000,000.00 (two billion reais), without the cancellation of shares and through the reimbursement to shareholders of part of the value of their shares (“Reduction”), was appreciated, according to Article 173 of Law No. 6,404/76 (Corporation Law). The Company’s capital stock will change from R$62,071,415,865.09 (sixty-two billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents) to R$60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents), divided into 1,652,588,360 shares, therefore, the percentages of shareholder’s participation in the Company’s share capital will remain unaltered. Article 5, caput of the Company's Bylaws, should be amended to reflect the aforementioned Reduction.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 235th FISCAL BOARD MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 4th, 2024

If approved by the extraordinary general meeting of shareholders, the implementation of the Reduction will be subject to a 60 (sixty) days period, according to Article 174 of the Corporation Law. After the execution of the Reduction, the payment of the resources resulting from the Reduction should occur by July 31st, 2025, in a single installment, individually to each shareholder and in proportion to their respective participation in the Company's share capital, in accordance with the liquidation procedures established by B3 S.A. - Brasil, Bolsa, Balcão and the bookkeeper institution of the Company's shares, on a date yet to be determined by the Company's Management, as appropriate.

Taking into consideration the clarifications provided during the meeting, the members of the Fiscal Board unanimously expressed a favorable opinion to the proposal of Reduction presented above, with the consequent amendment of the Company’s Bylaws to be deliberated at the extraordinary general meeting, in accordance with the Corporation Law, issuing their report that will be filled at the Company’s headquarters as an amendment to this meeting minutes.

4. CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, November 4th, 2024.

_______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho
_______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Secretary

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 235th FISCAL BOARD MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 4th, 2024

FISCAL BOARD’S OPINION

The members of the Fiscal Board of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities, as provided for in Article 163 of Law No. 6,404/1976, and in compliance with Amendment E of CVM Resolution No. 81, of March 29th, 2022, at a meeting held on November 4th, 2024, examined and analyzed the proposal to reduce the Company’s social capital stock in the amount of R$2,000,000,000.00 (two billion reais), without the cancellation of shares and through the reimbursement to shareholders of part of the value of their shares, considering the information provided by the Management of Telefônica Brasil, unanimously express a favorable opinion to such proposal and recommend its submission to the Company’s Extraordinary General Meeting, in accordance with Law No. 6,404/1976.

São Paulo, November 4th, 2024.

Gabriela Soares Pedercini	Luciana Doria Wilson	Stael Prata Silva Filho
Fiscal Board (effective)	Fiscal Board (effective)	Fiscal Board (effective)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 5, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director